UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Anticipates Loss for Fiscal 2003

Vancouver, B.C. - May 22, 2003 - Cryopak Industries Inc. (TSX V: CII) (OTC BB: CYPKF) announces that it anticipates that it will report a net loss for the fiscal year ended March 31, 2003.

“Naturally, we are disappointed”, commented John Morgan, President & CEO, “but we are moving to take immediate steps to address the impact of unexpected economic factors on our gross margins.”

The Company’s gross sales were only marginally below expectations, but in the last two quarters, the Company incurred significant cost increases for its petroleum-based materials and transportation.  The Company’s margins were further impacted by the strengthening Canadian dollar relative to the U.S. dollar.  Additionally, the Company experienced higher sales, marketing, interest, and integration expenses as it pursued penetration into the Pharmaceutical Packaging Segment and consolidated Ice-Pak Ltd. into its operations.

The Company will be taking steps to deal with the foreign exchange issue and will review its costs and pricing in order to reverse the decline in gross margins.

As well, based on a preliminary review of its accounting systems and policies, the Company is re-examining a number of areas where its systems and procedures can and should be improved.  “We have identified some deficiencies which need to be addressed to allow the production of more accurate and timely results in the future.  While the Company does not presently know the definitive amount of the loss or adjustments, it is working diligently with its auditors, bankers and other advisors to finalize its fiscal 2003 year-end results as soon as possible”, commented John Morgan.

About Cryopak:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX V: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With more than 10 years’ experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information visit www.cryopak.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

June 3, 2003

Date

Signature

“Douglas R. Reid”

Name

Chief Financial Officer

Position